CERTAIN INFORMATION IN THIS LETTER HAS BEEN

OMITTED AND FILED WITH

THE SECURITIES AND EXCHANGE COMMISSION.

CONFIDENTIAL TREATMENT PURSUANT TO 17 C.F.R.

§200.83 HAS BEEN REQUESTED BY METLIFE, INC.

WITH RESPECT TO SUCH INFORMATION.

Peter M. Carlson
Executive Vice President and
Chief Accounting Officer pcarlson@metlife.com

August 31, 2012

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MetLife, Inc. Form 10-K for the Fiscal Year Ended December 31, 2011 Filed February 28, 2012 Form 10-Q for the Quarterly Period Ended March 31, 2012 Filed May 8, 2012 File Number: 001-15787

Dear Mr. Rosenberg:

This letter sets forth the response of MetLife, Inc. (the “Company”) to the comments contained in your letter dated July 24, 2012, regarding the Company’s response dated June 25, 2012 to your letter dated June 7, 2012, regarding the Company’s Report on Form 10-K filed on February 28, 2012 and the Company’s Report on Form 10-Q filed on May 8, 2012, which comments were elaborated and clarified by further discussions with the Commission staff since July 24, 2012, most recently on August 28, 2012.

In response to your comments of July 24, 2012, we have reproduced your comments below in boldface, italic type and set forth our response immediately below each comment.

Form 10-K for the Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

18. Equity

Statutory Equity and Income, page 40

Mr. James B. Rosenberg

Securities and Exchange Commission

August 31, 2012

1.	With respect to your statutory disclosures, please amend your filing to address the following:

•

The disclosure in this Note is required by ASC 944-505-50 and Article 7 Rule 7.03(a)(23)(c) of Regulation S-X and is thus required to be audited. Please revise your filing to include the information on an audited basis.

•	The reason for the use of “approximate” in your statements: “Represents approximate statutory net income (loss) (unaudited).” and “Represents approximate statutory capital and surplus (unaudited).”

Management Response:

The Company’s U.S. insurance subsidiaries are required to file audited statutory-basis financial statements with the National Association of Insurance Commissioners (“NAIC”) no later than June 1 of each year, several months after the Form 10-K is required to be filed with the U.S. Securities and Exchange Commission. The amounts disclosed in the Company’s Form 10-K for the fiscal year ended December 31, 2011 (“2011 Form 10-K”) in Note 18, Equity — Statutory Equity and Income, are as reported to the states and the NAIC in an unaudited statutory annual statement filing. These amounts are subject to audit. If differences did arise during the completion of the statutory financial statement audits, the Company is required to include a footnote in the audited statutory financial statements reconciling the amounts included in the unaudited statutory annual statement previously filed or to re-file the statutory annual statement with the NAIC and state of domicile.

American Life Insurance Company operations are regulated by applicable authorities of the countries in which the company operates and are subject to capital and solvency requirements in those countries. As a result of the significant international nature and additional complexity involved in finalizing the statutory basis financial statements of this recently acquired business prior to the filing of the 2011 Form 10-K, the statutory amounts related to American Life Insurance Company included the word “approximate.” Ultimately, there were no differences between the amounts included in Note 18 of the 2011 Form 10-K and the amounts included in the final audited statutory financial statements for American Life Insurance Company.

Based on the above, we do not believe that an amendment to the Company’s 2011 Form 10-K to include this information on an audited basis is appropriate. Commencing with the Company’s Form 10-K filing for the year ending December 31, 2012, we will remove the words “unaudited” and “approximate” and state that the amounts presented are derived from the statutory-basis financial statements as filed with insurance regulators. Attached hereto as Appendix A is a revised disclosure marked to show changes to the Company’s 2011 Form 10-K, for illustrative purposes.

1.A. [***]

[***] Certain information has been omitted and filed with the Commission. Confidential treatment has been requested with respect to the omitted portions.

Mr. James B. Rosenberg

Securities and Exchange Commission

August 31, 2012

2.	Since your proposed disclosure does not include amounts for March 31, 2012, it does not more fully explain the $2 billion of net derivative losses as requested. Please provide us revised proposed disclosure to include quantification.

Management Response:

Commencing with the Company’s Form 10-Q filing for the quarter ending June 30, 2012, we have added substantially the following disclosure, adjusted to reflect actual results, for both the quarterly and year-to-date periods ending June 30, 2012 (only the three month period ending March 31, 2012 is shown below) in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Result of Operations — Consolidated Results:

We use freestanding interest rate, equity, credit and currency derivatives to hedge certain invested assets and insurance liabilities. Certain of these hedges are designated and qualify as accounting hedges, which reduce volatility in earnings. For those hedges not designated as accounting hedges, changes in market factors lead to the recognition of fair value changes in net derivative gains (losses) generally without an offsetting gain or loss recognized in earnings for the item being hedged.

Certain variable annuity products with minimum benefit guarantees contain embedded derivatives that are measured at estimated fair value separately from the host variable annuity contract, with changes in estimated fair value recorded in net derivative gains (losses). The Company uses freestanding derivatives to hedge the market risks inherent in these variable annuity guarantees. The valuation of these embedded derivatives includes a non-performance risk adjustment, which is unhedged and can be a significant driver of net derivative gains (losses) but does not have an economic impact on the Company.

The variable annuity embedded derivatives and associated freestanding derivative hedges are collectively referred to as “VA program derivatives” in the following table. All other derivatives that are economic hedges of certain invested assets and insurance liabilities are referred to as “non-VA program derivatives” in the following table.

Mr. James B. Rosenberg

Securities and Exchange Commission

August 31, 2012

The table below presents the impact on net derivative gains (losses) from non-VA program derivatives and VA program derivatives:

	Three months ended March 31, 2012	Three months ended March 31, 2011	Change
	(In millions)
Non-VA program derivatives
Interest rate	$(811)	$(131)	$(680)
Foreign currency	(151)	(183)	32
Credit	(82)	(49)	(33)
Equity	1	15	(14)

Total non-VA progam derivatives	(1,043)	(348)	(695)

VA Program Derivatives
Market and other risks in embedded derivatives	3,091	993	2,098
Non-performance risk on embedded derivatives	(1,244)	(74)	(1,170)

Total embedded derivatives	1,847	919	928
Freestanding derivatives hedging embedded derivatives	(2,782)	(886)	(1,896)

Total VA program derivatives	(935)	33	(968)

Net derivative gains (losses)	$(1,978)	$(315)	$(1,663)

The unfavorable change in net derivative gains (losses) on Non-VA program derivatives was $695 million. This reflects long-term interest rates increasing more in the current period than in the prior period, which primarily impacted receive-fixed interest rate swaps, receiver swaptions, and long interest rate futures. These freestanding derivatives are primarily hedging long duration liability portfolios. Because certain of these hedging strategies are not designated or do not qualify as accounting hedges, the changes in the estimated fair value of these freestanding derivatives are recognized in net derivative gains (losses) without an offsetting gain or loss recognized in earnings for the item being hedged.

The unfavorable change in net derivative gains (losses) on VA program derivatives was $968 million. This was primarily due to an unfavorable change of $1.2 billion related to the change in the non-performance risk adjustment on embedded derivatives, partially offset by a favorable change of $202 million on market and other risks in embedded derivatives, net of the impact of freestanding derivatives hedging those risks.

The favorable change of $202 million is comprised of a $2.1 billion favorable change in market and other risks in our embedded derivatives which were driven by changes in market factors and a $1.9 billion unfavorable change in freestanding derivatives that hedge market risks in embedded derivatives. The primary changes in market factors are summarized as follows:

•

Equity index levels increased more in the current period than in the prior period and equity volatility decreased more in the current period than in the prior period. These changes contributed to an unfavorable change in our freestanding derivatives and favorable changes in our embedded derivatives.

Mr. James B. Rosenberg

Securities and Exchange Commission

August 31, 2012

•

Long-term interest rates increased more in the current period than in the prior period and contributed to an unfavorable change in our freestanding derivatives and favorable changes in our embedded derivatives.

•	Changes in foreign currency exchange rates contributed to an unfavorable change in our freestanding derivatives and a favorable change in our embedded derivatives.

*****

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we may be of assistance in answering any questions that may arise in connection with the staff’s review of our response letter, please call me at 212-578-2005. For your convenience, we are sending a copy of this letter to you via e-mail at RosenbergJ@SEC.GOV, in addition to filing it on EDGAR under the form type label CORRESP.

Sincerely,

/s/ Peter M. Carlson

Peter M. Carlson

cc:	Steven A. Kandarian

Eric T. Steigerwalt

Appendix A

MetLife, Inc.’s 2011 Form 10-K

Note 18. Equity — Statutory Equity and Income

18.	Equity

Statutory Equity and Income

Except for American Life, each insurance company’s state of domicile imposes minimum risk-based capital (“RBC”) requirements that were developed by the National Association of Insurance Commissioners (“NAIC”). The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level RBC, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. Each of MetLife, Inc.’s U.S. insurance subsidiaries exceeded the minimum RBC requirements for all periods presented herein.

American Life does not write business in Delaware or any other domestic state and, as such, is exempt from RBC by Delaware law. American Life operations are regulated by applicable authorities of the countries in which the company operates and are subject to capital and solvency requirements in those countries.

The NAIC has adopted the Codification of Statutory Accounting Principles (“Statutory Codification”). Statutory Codification is intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. Modifications by the various state insurance departments may impact the effect of Statutory Codification on the statutory capital and surplus of MetLife, Inc.’s U.S. insurance subsidiaries.

Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt and valuing securities on a different basis.

In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by the Company are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within three years. Further, statutory accounting principles do not give recognition to purchase accounting adjustments.

Amounts presented in the tables below are derived from the statutory-basis financial statements as filed with the insurance regulators.

Statutory net income (loss) ~~(unaudited)~~ was as follows:

	State of Domicile	Years Ended December 31,
		2011	2010	2009
		(In millions)
Metropolitan Life Insurance Company	New York	$1,970	$2,066	$1,221
American Life Insurance Company ~~(1)~~	Delaware	$334	$803	N/A
MetLife Insurance Company of Connecticut	Connecticut	$46	$668	$81
Metropolitan Property and Casualty Company	Rhode Island	$41	$273	$266
Metropolitan Tower Life Insurance Company	Delaware	$63	$151	$57
MetLife Investors Insurance Company	Missouri	$94	$153	$49
Delaware American Life Insurance Company	Delaware	$13	$6	N/A

~~(1)~~	~~Represents approximate statutory net income (loss) (unaudited).~~

Appendix A

MetLife, Inc.’s 2011 Form 10-K

Note 18. Equity — Statutory Equity and Income

Statutory capital and surplus ~~(unaudited)~~ was as follows at:

	December 31,
	2011	2010
	(In millions)
Metropolitan Life Insurance Company	$13,507	$13,217
American Life Insurance Company ~~(1)~~	$3,310	$4,321
MetLife Insurance Company of Connecticut	$5,133	$5,105
Metropolitan Property and Casualty Company	$1,857	$1,845
Metropolitan Tower Life Insurance Company	$828	$805
MetLife Investors Insurance Company	$600	$499
Delaware American Life Insurance Company	$51	$29
~~(1)~~	~~Represents approximate statutory capital and surplus (unaudited).~~

Dividend Restrictions

The table below sets forth the dividends permitted to be paid by the respective insurance subsidiary without insurance regulatory approval and the respective dividends paid:

	2012		2011				2010
Company	Permitted w/o Approval (1)		Paid (2)		Permitted w/o Approval (3)		Paid (2)		Permitted w/o Approval (3)
	(In millions)
Metropolitan Life Insurance Company	$1,350		$1,321	(4)	$1,321		$631	(4)	$1,262
American Life Insurance Company	$168	(5)	$661		$661	(5)	$—	(6)	$511	(5)
MetLife Insurance Company of Connecticut	$504		$517		$517		$330		$659
Metropolitan Property and Casualty Insurance Company	$—		$30		$—		$260		$—
Metropolitan Tower Life Insurance Company	$82		$80		$80		$569	(7)	$93
MetLife Investors Insurance Company	$18		$—		$—		$—		$—
Delaware American Life Insurance Company	$12		$—		$—		$—		$—

(1)	Reflects dividend amounts that may be paid during 2012 without prior regulatory approval. However, because dividend tests may be based on dividends previously paid over rolling 12-month periods, if paid before a specified date during 2012, some or all of such dividends may require regulatory approval.

(2)	All amounts paid, including those requiring regulatory approval.

(3)	Reflects dividend amounts that could have been paid during the relevant year without prior regulatory approval.

(4)	Includes securities transferred to MetLife, Inc. of $170 million and $399 million during the years ended December 31, 2011 and 2010, respectively.

(5)	Reflects ~~approximate~~ dividend amounts permitted to be paid without prior regulatory approval.

(6)	Reflects the respective dividends paid since the Acquisition Date. See Note 2.

(7)	Includes shares of an affiliate distributed to MetLife, Inc. as an in-kind dividend of $475 million.

Under New York State Insurance Law, MLIC is permitted, without prior insurance regulatory clearance, to pay stockholder dividends to MetLife, Inc. as long as the aggregate amount of all such dividends in any calendar year does not exceed the lesser of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or (ii) its statutory net gain from

Appendix A

MetLife, Inc.’s 2011 Form 10-K

Note 18. Equity — Statutory Equity and Income

operations for the immediately preceding calendar year (excluding realized capital gains). MLIC will be permitted to pay a dividend to MetLife, Inc. in excess of the lesser of such two amounts only if it files notice of its intention to declare such a dividend and the amount thereof with the Superintendent and the Superintendent does not disapprove the dividend within 30 days of its filing. Under New York State Insurance Law, the Superintendent has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its shareholders.

Under Delaware State Insurance Law, each of American Life, DelAm and MTL is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend to MetLife, Inc. as long as the amount of the dividend when aggregated with all other dividends in the preceding 12 months does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). Each of American Life, DelAm and MTL will be permitted to pay a dividend to MetLife, Inc. in excess of the greater of such two amounts only if it files notice of the declaration of such a dividend and the amount thereof with the Delaware Commissioner of Insurance (the “Delaware Commissioner”) and the Delaware Commissioner either approves the distribution of the dividend or does not disapprove the distribution within 30 days of its filing. In addition, any dividend that exceeds earned surplus (defined as unassigned funds) as of the last filed annual statutory statement requires insurance regulatory approval. Under Delaware State Insurance Law, the Delaware Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its shareholders.

Under Connecticut State Insurance Law, MICC is permitted, without prior insurance regulatory clearance, to pay stockholder dividends to its stockholders as long as the amount of such dividends, when aggregated with all other dividends in the preceding 12 months, does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or (ii) its statutory net gain from operations for the immediately preceding calendar year. MICC will be permitted to pay a dividend in excess of the greater of such two amounts only if it files notice of its declaration of such a dividend and the amount thereof with the Connecticut Commissioner of Insurance (the “Connecticut Commissioner”) and the Connecticut Commissioner does not disapprove the payment within 30 days after notice. In addition, any dividend that exceeds earned surplus (unassigned funds, reduced by 25% of unrealized appreciation in value or revaluation of assets or unrealized profits on investments) as of the last filed annual statutory statement requires insurance regulatory approval. Under Connecticut State Insurance Law, the Connecticut Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its shareholders.

Under Rhode Island State Insurance Law, MPC is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend to MetLife, Inc. as long as the aggregate amount of all such dividends in any twelve-month period does not exceed the lesser of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or (ii) net income, not including realized capital gains, for the immediately preceding calendar year, which may include carry forward net income from the second and third preceding calendar years excluding realized capital gains and less dividends paid in the second and immediately preceding calendar years. MPC will be permitted to pay a dividend to MetLife, Inc. in excess of the lesser of such two amounts only if it files notice of its intention to declare such a dividend and the amount thereof with the Rhode Island Commissioner of Insurance (the “Rhode Island Commissioner”) and the Rhode Island Commissioner does not disapprove the distribution within 30 days of its filing. Under Rhode Island State Insurance Code, the Rhode Island Commissioner has broad discretion in determining whether the financial condition of a stock property and casualty insurance company would support the payment of such dividends to its shareholders.

Under Missouri State Insurance Law, MetLife Investors Insurance Company (“MLIIC”) is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend to its parent as long as the amount of the dividend when aggregated with all other dividends in the preceding 12 months does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding net realized capital gains). MLIIC will be permitted to pay a cash dividend to its parent in excess of the greater of such two amounts only if it files notice of the declaration of such a dividend and the amount thereof with the Missouri Commissioner of Insurance (the “Missouri Commissioner”) and the Missouri Commissioner does not disapprove the distribution within 30 days of its filing. In addition, any dividend that exceeds earned surplus (defined as unassigned funds) as of the last filed annual statutory statement requires insurance regulatory approval. Under Missouri State Insurance Law, the Missouri Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its shareholders.